PRIMERO ANNOUNCES SECONDARY OFFERING BY GOLDCORP INC.

Toronto, Ontario, March 5, 2014 - Primero Mining Corp. ("Primero" or the "Company") (TSX:P)(NYSE:PPP) announced today that it has entered into an engagement letter with its shareholder Goldcorp Inc. ("Goldcorp") and a syndicate of underwriters (the "Underwriters") pursuant to which the Underwriters have agreed to purchase all of the 31,151,200 common shares of Primero currently held by Goldcorp on a bought deal basis at an offering price of C$7.20 per share.

Goldcorp’s 31,151,200 common shares of Primero represent approximately 19.8% of the issued and outstanding common shares of Primero following completion of Primero’s acquisition of Brigus Gold Corp. completed earlier today. Goldcorp will not own any common shares of Primero following completion of this offering. Primero will not receive any proceeds from this offering. All of the expenses of the offering will be paid by Goldcorp. Closing of the offering is expected to occur on or about March 26, 2014 and is subject to certain conditions, including the approval of Canadian securities regulatory authorities.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, sale or solicitation would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and now 100% of the Black Fox mine and Grey Fox exploration property in Timmins, Ontario.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995, 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements. Certain of these factors are discussed in greater detail in Primero's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.